Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Advanced Power Technology, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-81376, 333-114317 and 333-122154) on Form S-8 of Advanced Power Technology, Inc. of our reports dated March 4, 2005, with respect to the consolidated balance sheets of Advanced Power Technology, Inc. as of December 31, 2004 and 2003, the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of Advanced Power Technology, Inc.

Portland, Oregon
March 4, 2005